UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D/A

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 2)*


                    JACK HENRY & ASSOCIATES, INC.
                           (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                                            426281-10-1

                            (CUSIP Number)

         Eddina F. Mackey, 411 Lincoln Road South, Monett, Missouri
                       65708 (417)235-5940
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                                 August 16, 2000

       (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [
 ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 426281-10-1

(1) Names of Reporting           Eddina F. Mackey
Persons
S.S. or I.R.S. Identification
Nos. of above persons

(2) Check the appropriate box   (a)
if a member of a group          (b)
(see instructions)

(3) SEC use only

(4) Source of funds (see          N/A
instructions)

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of       United States
organization

Number of shares beneficially
owned by each reporting person
with:                                 910 shares owned by Ms.
   (7) Sole voting              Mackey's husband
power

   (8) Shared voting                 1,947,050 which includes
power                           1,647,050 held in a revocable
                                trust for Ms. Mackey's benefit,
                                300,000 shares held by the
                                Henry Family Limited
                                Partnership.  Ms. Henry has
                                granted to her son, Michael E.
                                Henry a proxy to vote these
                                shares

   (9) Sole dispositive            1,947,960  which includes
power                           1,647,050 held in a revocable
                                trust for Ms. Mackey's benefit,
                                300,000 shares held by the
                                Henry Family Limited
                                Partnership and 910 shares
                                owned by Ms. Mackey's husband.



   (10) Shared dispositive          -0-
power

(11) Aggregate amount           1,947,960
beneficially owned by each
reporting person.

(12) Check if the aggregate
amount in Row (11) excludes
certain shares (see
instructions).

(13) Percent of class             4.5%
represented by amount in Row
(11)

(14) Type of reporting person
(see instructions).               IN

     This statement constitutes Amendment No. 2 to the Schedule 13D originally, dated April 24, 1991 (the "Schedule 13D"), and subsequently amended, of Eddina F. Mackey with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708.

     All Items of the Schedule 13D are amended in their entirety as follows:

     ITEM 1.  SECURITY AND ISSUER.

     This Statement pertains to the Common Stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the
"Company") which maintains its principal executive offices at 663
Highway 60, P.O. Box 807, Monett, Missouri 65708.

     ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed by Eddina F. Mackey who is a United
States citizen. She is not currently employed and she resides at 411 Lincoln Road South, Monett, Missouri 65708.

     During the last five years, Eddina F. Mackey has not been convicted in any criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable


     ITEM 4.  PURPOSE OF TRANSACTION.

     On August 16, 2000, 3,300,000 shares of the common stock of Jack Henry & Associates, Inc. was sold in a registered public offering at $43.00 per share. In the offering 1,500,000 shares were sold by Jack Henry & Associates, Inc. and 1,800,000 were sold by selling stockholders.

     Ms. Mackey serves as trustee of several trusts that sold a total of 800,000 shares in the offering and received $32,680,000 in exchange for such shares. (See Item 5 below for a full description of the transaction).

     Other than as described herein, at the present time, Eddina F. Mackey does not have any plans nor has she made any proposals relating to the acquisition of additional securities of the Company or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing the Common Stock to cease to be authorized for quotation on NASDAQ or eligible for termination of registration under Section 12 of the Exchange Act, or any other similar action.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     On August 16, 2000, 3,300,000 shares of the common stock of Jack Henry & Associates, Inc. was sold in a registered public offering at $43.00 per share. In the offering 1,500,000 shares were sold by Jack Henry & Associates, Inc. and 1,800,000 were sold by selling stockholders.

     Ms. Mackey serves as trustee of several trusts created by her that sold shares in the above-mentioned offering. Following are the trusts for which Ms. Mackey serves as trustee that sold shares in the offering, the number of shares sold by each and the amount received for such shares:

                                Number of
Trust                           Shares Sold Amount
                                            Received

Eddina F. Mackey Trust            519,995   $
                                            21,241,795.75

E.F Mackey Charitable
Remainder Unitrust for benefit     33,350   $
of Michael E. Henry                         1,362,347.50

E.F Mackey Charitable
Remainder Unitrust for benefit     33,350   $
of Vicki Jo Henry                           1,362,347.50

E.F Mackey Charitable
Remainder Unitrust for benefit     33,350   $
of Donna E. Jensen                          1,362,347.50

E.F Mackey Charitable
Remainder Unitrust for benefit     13,320   $
of Darla S. Lawrence                        544,122.00

E.F Mackey Charitable
Remainder Unitrust for benefit     6,675    $
of Douglas M. Mackey                        272,673.75

The Pearl Foundation              160,000   $
                                            6,536,000.00

Total                             800,000   $
                                            32,680,000.00

     As a result of this transaction, Eddina F. Mackey may now be deemed to beneficially own a total of 1,947,960 shares of Common Stock, representing 4.5% of the outstanding Common Stock, which includes 1,647,050 held in a revocable trust for Ms. Mackey's benefit, 300,000 shares held by the Henry Family Limited Partnership and 910 shares owned by Ms. Mackey's husband. With the exception of the 910 shares owned by Ms. Mackey's husband, beneficial ownership of these shares is shared with her son Michael E. Henry. Ms. Mackey has granted to Michael E. Henry a proxy to vote these shares. The Eddina F. Mackey Trust may be obligated to sell an additional 200,000 shares of common stock pursuant to an option granted to the underwriters to cover over-allotments in the public offering, if any. The option to purchase over-allotments expires on September 10, 2000.


     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO  SECURITIES OF THE ISSUER.

     As previously stated, Michael E. Henry has been granted the right to vote the shares of Common Stock held by the Eddina F.
Mackey Trust and the Henry Family Limited Partnership by the terms of a Proxy granted to him.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.



                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 6, 2000         /s/ Eddina F. Mackey

                                Eddina F. Mackey